FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1
to
ANNUAL REPORT
OF
REPÚBLICA ORIENTAL DEL URUGUAY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Amounts as to
which
	registration	Names of
Title of Issue	is effective	exchanges on which registered
N/A	N/A	N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt Am Main
Germany
*      The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-99.E: RECENT DEVELOPMENTS

A. EXPLANATORY NOTE
     This amendment to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2005 (the “Annual Report”) comprises:
(a) Pages numbered 1 to 5 consecutively.
(b) The following exhibit:
     Exhibit 99.E: Recent Developments.
     This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 24th day of July 2006.

REPÚBLICA ORIENTAL DEL URUGUAY
By:	/s/ Danilo Astori
Danilo Astori
Minister of Economy and Finance of República Oriental del Uruguay

EXHIBIT INDEX
Exhibit 99.E: Recent Developments.